November 21, 2019

Yin Shenping
Chief Executive Officer and Director
Recon Technology, Ltd
Room 1902, Building C, King Long International Mansion
No. 9 Fulin Road, Beijing, 100107
People's Republic of China

       Re: Recon Technology, Ltd
           Registration Statement on Form F-3
           Filed November 13, 2019
           File No. 333-234660

Dear Mr. Shenping:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kevin Dougherty at (202) 551-3271 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:    Anthony W. Basch